Exhibit 99.1

MAGIC SOFTWARE ENTERPRISES LTD.

1 Yahadut Canada Street, Or Yehuda 6037501, Israel

NOTICE OF 2024 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 31, 2024

June 24, 2024

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2024 Annual and Special General Meeting of Shareholders, or the Meeting, of Magic Software Enterprises Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Wednesday, July 31, 2024, at our offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, shareholders will be asked to approve the following proposals, as further detailed in the attached proxy statement:

1. To re-elect Mr. Guy Bernstein, nominee to the Company’s Board of Directors, or the Board, to serve as a director of the Company until the next annual general meeting of shareholders of the Company;

2. To re-elect Ms. Naamit Salomon, nominee to the Company’s Board of Directors, to serve as a director of the Company until the next annual general meeting of shareholders of the Company;

3. To re-elect Mr. Avi Zakay, nominee to the Company’s Board of Directors, to serve as a director of the Company until the next annual general meeting of shareholders of the Company;

4. To re-elect Mr. Sami Totah, an independent director, to serve as a director on the Board of Directors until the next annual general meeting of shareholders of the Company;

5. To replace Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, and appoint, in its stead, of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as the Company’s independent auditor for the year ending December 31, 2024, and that the Company’s Board of Directors, with power of delegation to the audit committee thereof, be, and hereby is, authorized to determine the remuneration of BDO Israel, in accordance with the volume and nature of such firm’s services.”

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2023 will be reviewed and discussed at the Meeting.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, June 28, 2024 are entitled to notice of and to vote at the Meeting. If you are a shareholder of record, you can vote either by completing and mailing in your proxy card in the enclosed envelope or by attending the meeting and voting in person. If voting by mail, the proxy must be received by our transfer agent by 11:59 p.m. Eastern time on July 30, 2024, or at our registered office at least six hours prior to the time of the Meeting (i.e., 4:00 a.m., Israel time on Wednesday, July 31, 2024) to be validly included in the tally of ordinary shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement for the Meeting and on the enclosed proxy card. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange, or TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Corporate Secretary, or via email to: aberenstein@magicsoftware.com.

In accordance with the Israeli Companies Law and the regulations thereunder, any shareholder of the Company holding (i) at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, or (ii) holding at least 5% of the voting rights of the Company for the Meeting may submit to the Company a proposed director candidate to be considered for election at the Meeting. Any such request should be sent to the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@magicsoftware.com, no later than June 29, 2024. To the extent that there are any additional agenda items or director candidates that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than July 2, 2024, to be furnished to the Securities and Exchange Commission under cover of a Form 6-K.

Sincerely,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

MAGIC SOFTWARE ENTERPRISES LTD.

1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9480

PROXY STATEMENT

2024 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd., referred to as Magic Software or the Company, to be voted at the 2024 Annual and Special General Meeting of Shareholders of Magic Software, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2024 Annual and Special General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on July 31, 2024, at our offices at 1 Yahadut Canada Street, Or Yehuda 6037501, Israel.

This Proxy Statement, the attached Notice of 2024 Annual and Special General Meeting of Shareholders and the enclosed proxy card are being distributed to shareholders on or about June 26, 2024.

Purposes of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters:

1. To re-elect Mr. Guy Bernstein, nominee to the Company’s Board of Directors, to serve as a director of the Company until the next annual general meeting of shareholders of the Company;

2. To re-elect Ms. Naamit Salomon, nominee to the Company’s Board of Directors, to serve as a director of the Company until the next annual general meeting of shareholders of the Company;

3. To re-elect Mr. Avi Zakay, nominee to the Company’s Board of Directors, to serve as a director of the Company until the next annual general meeting of shareholders of the Company;

4. To re-elect Mr. Sami Totah, an independent director, to serve as a director of the Company until the next annual general meeting of shareholders of the Company;

5. To replace Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, and appoint, in its stead, of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as the Company’s independent auditor for the year ending December 31, 2024, and that the Company’s Board of Directors, with power of delegation to the audit committee thereof, be, and hereby is, authorized to determine the remuneration of BDO Israel, in accordance with the volume and nature of such firm’s services.”

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2023 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR re-election of each of the nominees listed in this Proxy Statement and FOR each of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, or ordinary shares, as of the close of business on Tuesday, June 28, 2024 are entitled to notice of, and to vote in person or by proxy at the Meeting. As of June 1, 2024, there were 49,099,305 outstanding ordinary shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by submitting voting instructions to your broker, bank trustee or nominee in accordance with the directions provided to you. If you submit a proxy card or voting instruction form but do not provide voting instructions, or if such voting instructions are not in accordance with the directions provided on a proxy card or voting instruction form, such shares will be voted “FOR” each of the nominees for director and “FOR” each proposal for which the Board of Directors recommends a vote “FOR”.

●	Voting Electronically. Shareholders in “street name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority, which vote shall be cast no later than July 31, 2024 at 4:00 a.m. Israeli time (six hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares. Shareholders holding in “street name” on Nasdaq should be able to vote online at www.proxyvote.com by using the control number and following the instructions provided to them by their brokers.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least six hours prior to the designated time for the Meeting (that is, by 4:00 a.m. (Israel time) on Wednesday, July 31, 2024) to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two shareholders, holding at least 25% of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. At the reconvened Meeting, the presence of at least two shareholders represented in person or by proxy, will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time; no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 46.7% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Report of Foreign Private Issuer on Form 6-K, or Form 6-K, furnished to the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K by reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov, through the Tel-Aviv Stock Exchange filing system at www.tase.co.il, or through the Israeli Securities Authority filing system at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 1, 2024 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and executive officer; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Formula Systems (1985) Ltd. (3)	22,933,809	46.71%
Harel Insurance Investments & Financial Services Ltd. (4)	5,255,936	10.70%
Clal Insurance Enterprises Holdings Ltd (5)	3,420,060	6.97%
The Phoenix Holdings Ltd. (6)	2,461,109	5.01%
Guy Bernstein	150,000	*
Asaf Berenstin	38,225	*
Ron Ettlinger	—	—
Naamit Salomon	—	—
Sagi Schliesser	—	—
Avi Zakay	—	—
Arik Kilman	—	—
Arik Faingold	—	—
Yakov Tsaroya	2,500	*
Hanan Shahaf	—	—
Yuval Baruch	—	—
All directors and executive officers as a group (12 persons)	190,725	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage beneficial ownership of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,099,305 ordinary shares issued and outstanding as of June 1, 2024.

(3)	Based on Amendment No. 19 to Schedule 13D filed by Formula Systems (1985) Ltd., or Formula Systems, with the SEC on May 23, 2022. Asseco Poland S.A., or Asseco, holds 3,915,601 ordinary shares, representing 25.6% of the outstanding ordinary shares, of Formula Systems, as reported in Asseco’s Amendment No. 5 to its beneficial ownership statement on Schedule 13D filed with the SEC on December 7, 2022. Asseco may therefore be deemed to be the indirect beneficial owner of the aggregate 22,933,809 ordinary shares of our company held directly by Formula Systems. The address of Formula Systems is 1 Yahadut Canada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul.Olchowa 14, Poland.

(4)	Based on Amendment No. 5 to the beneficial ownership report on Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on January 30, 2024. Harel Insurance is a publicly held Israeli company. All of the 5,255,936 ordinary shares beneficially owned by Harel Insurance are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(5)	Based on Amendment No. 5 to the beneficial ownership report on Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., or Clal, on February 13, 2023, reflecting its holdings as of December 31, 2022. Clal is a publicly held Israeli company. All 3,420,060 ordinary shares beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)	Based on the beneficial ownership report on Schedule 13G filed on May 1, 2024. The address of the Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE

AND COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2023, or the 2023 Form 20-F, contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to December 31, 2023. Item 6.C of our 2023 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2023 Form 20-F— which we incorporate by reference herein— to obtain additional information.

Diversity of the Board of Directors

Board Diversity Matrix (as of December 31, 2023)

The following table presents certain diversity information with respect to our Board in a format mandated by the Nasdaq Stock Market, on which our ordinary shares are listed:

Board Diversity Matrix for Magic Software Enterprises Ltd.
(as of 12/31/2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

PROPOSAL 1. RE-ELECTION OF DIRECTORS

(Proposals 1, 2 and 3 on the Proxy Card)

Background

Our articles of association provide for a board of directors consisting of such number of directors as is determined from time to time by a general meeting of shareholders, but in any case not less than three and no more than 11 directors. Our Board of Directors is currently composed of four ordinary/non-external directors, and two external directors.

Pursuant to our articles of association, our directors who are not external directors are elected at our annual general meetings of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders following the annual meeting at which they were appointed. Directors (other than external directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our Board of Directors may temporarily fill vacancies on the board until the next annual general meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.

We are exempt from the Nasdaq Listing Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are nominated by the Board elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual general meetings of shareholders.

At the Meeting, shareholders are being asked to elect four directors who are not external directors (three incumbent directors proposed for re-election in this Proposals 1, 2 and 3, and another one independent director appointed by the Board of Directors initially in October 2023 being proposed for re-election in Proposal 4, to hold office until our next annual general meeting of shareholders or until their successors are elected and qualified. All of the nominees for re-election pursuant to Proposals 1, 2 and 3 consisting of Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Avi Zakay, are current directors who were elected to serve in such capacity by our shareholders at our 2023 Annual General Meeting of Shareholders.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she has not been convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law, that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

If re-elected at the Meeting, we will pay each of Ms. Salomon and Mr. Zakay compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law. Mr. Bernstein does not receive any compensation for his role as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Guy Bernstein (55) has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007 and served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was senior manager at Kost Forer Gabbay & Kasierer, a member of Ernst& Young Global, from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from College of Management Academic Studies and is a certified public accountant (CPA) in Israel.

Naamit Salomon (59) has served as director of our company since March 2003. Since January 2010, Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Sapiens, which is part of the Formula group. Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in Economics and Business Administration from Ben Gurion University and an LL.M. degree from Bar-Ilan University.

Avi Zakay (45) has served as director of our company since February 2018. Mr. Zakay has been the sales manager of the Volkswagen dealership and showroom in Rishon Letzion (Champion Motors) since 2014. In 2013, he served as the sales manager of the showroom of Mitsubishi Motors in Netanya, and from 2007 to 2013, he served as a sales manager of BMW and Mercedes-Benz in Tel Aviv. Mr. Zakay holds a B.A. degree in Business Administration and studied for an M.B.A. degree, both from Michlala Le-minhal College in Tel-Aviv.

For details about beneficial ownership of our shares held by any of these nominees, see the section above titled “Security Ownership of Certain Beneficial Owners and Management.” We are not aware of any reason why any of these nominees, if elected, would be unable or unwilling to serve as a director.

Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted pursuant to Proposal 1:

“RESOLVED, that the reelection of Mr. Guy Bernstein as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the reelection of Ms. Naamit Salomon as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the reelection of Mr. Avi Zakay as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of each of the nominees named above.

PROPOSAL 4. RE-ELECTION OF INDEPENDENT DIRECTOR

(Proposal 4 on the Proxy Card)

Background

As described in Proposals 1, 2 and 3, our articles of association provide for a board of directors consisting of such number of directors as is determined from time to time by a general meeting of shareholders, but in any case not less than three and no more than 11 directors.

Biographical information for Mr. Totah is set forth immediately below:

Sammi Totah (67) has been a General Partner at Viola Growth, a private equity firm investing in the hi-tech arena, for the last 15 years. He is a seasoned executive with over 25 years of international management leadership in the IT industry. He has extensive knowledge and execution experience in overseeing very large IT projects, and has built an extensive global network with customers, partners, investors and executives. From 2002 to 2008, he served as an active chairman in several leading startup companies, defining long-term strategy and assisting in company scale-up. He has served as a board member in ECtel (NASDAQ: ECTX) and Pilat Media (AIM: PGB). Mr. Totah formerly served as Senior Vice President of Operations (COO) at Amdocs (NYSE:DOX), Israel’s largest software company.

Leading up to the upcoming Meeting, our Board of Directors has once again confirmed that Mr. Totah qualifies as a “non-affiliated” director, as defined under the Israeli Companies Law, and as an “independent director” under the Nasdaq Listing Rules.

At the Meeting, shareholders are being asked to re-elect Mr. Totah pursuant to this Proposal 4, to hold office until our next annual general meeting of shareholders or until his successor is elected and qualified.

As required by Israeli law, Mr. Totah has declared in writing that: (i) he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (ii) he has not been convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, he is not fit to serve as director in a public company; (iii) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law, that prohibits him from serving as a director; and (iv) he has not been declared bankrupt or incompetent. Such declaration is available for review at our registered office.

If re-elected at the Meeting, we will pay Mr. Totah compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law.

Proposed Resolution

It is proposed that at the Meeting, the following resolution be adopted pursuant to Proposal 4:

“RESOLVED, that the reelection of Mr. Sami Totah as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to re-elect Mr. Totah as a director.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of Mr. Sami Totah.

PROPOSAL 5. REPLACEMENT OF CURRENT INDEPENDENT AUDITOR WITH NEW
INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2024

(Proposal 5 on the Proxy Card)

Under the Israeli Companies Law, 5759-1999, as amended, or the Companies Law, a company’s independent auditor is responsible for auditing, and giving an opinion on, the company’s annual financial statements. The Companies Law states that the auditor must be appointed by the shareholders at a general meeting of shareholders. Usually, at each annual general meeting of shareholders, the shareholders must vote to re-appoint the auditor to audit the annual financial statements and to serve for a term that extends until the following annual general meeting.

Our current independent auditor, Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, which we refer to as EY Israel or the current auditor, has served as our independent auditor since 1984, and was mostly recently re-appointed at our annual general meeting of shareholders held on May 13, 2024 to audit our consolidated financial statements for the year ended December 31, 2023 and to serve for the period until our next annual general meeting of shareholders.

While we are an Israeli company, we are also part of the group of companies of Asseco Poland S.A. or Asseco, our controlling shareholder under the Companies Law, which is a publicly-traded Polish company whose shares are listed on the Warsaw Stock Exchange. Due to its public listing in Poland, Asseco is subject to European Union, or EU, rules that regulate the auditors of public-interest companies, as defined under EU Accounting Directive 2013/34/EU, which includes companies listed on European exchanges. EU Directive 2014/56/EU, which became effective on June 17, 2016, established mandatory auditor firm rotation at least once every ten years, as a means towards improving the quality of practices related to the audit of publicly-traded companies. The permitted duration of an audit engagement is calculated under the rule from the date of the first financial year covered in the initial audit engagement letter. Under the applicable directive and regulations, member states of the EU may establish shorter rotation periods or may allow publicly-traded companies to extend their audit engagement under certain circumstances. To date, Polish law has implemented the general auditor EU directive with respect to the required replacement of a public-traded company’s auditor firm at least once every ten years.

In light of the applicability of the EU auditor rotation directive to Magic as a controlled company of Asseco, we are required to rotate our auditor once every ten years.

Given that requirement, on June 13, 2024, the audit committee of the Board met and determined that it is appropriate and in the best interest of the Company, and recommended to the Board that our shareholders be requested to approve, the replacement of EY Israel with Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, which we refer to as BDO Israel or the new auditor. At that meeting, the committee approved, and submitted to the Board for approval, BDO Israel’s replacement of EY Israel as our new auditor, and BDO Israel’s appointment to audit our financial statements for the year ending December 31, 2024, and to serve as our independent auditor for the period from the Meeting until our next annual general meeting of shareholders.

The audit committee’s recommendation to appoint BDO Israel specifically was based upon the following factors:

(1)	Quality, Consistency and Efficiency. Asseco, which is our controlling shareholder, has appointed BDO and its affiliated firms to audit its consolidated financial statements, such that our choice of BDO Israel will contribute towards the maintenance of audit quality, consistency and efficiency across our group;

(2)	Quality of Audit Policies and Procedures. The audit committee felt assured by BDO Israel’s commitment to the quality of audit and the efforts that will be dedicated by it to our audit process, including, among other items, the policies, processes, and procedures implemented by the new auditor firm for supervising and controlling audit quality;

(3)	Expertise of the Audit Team. BDO Israel’s expertise, capabilities, and qualifications are proportional to the size, nature of activity, and scope of our operations, and appropriate for treating the risks inherent in our activities, as BDO Israel is one of the five largest accounting firms in Israel that services many public companies, including those with a significant size that is comparable to that of our company;

(4)	Understanding of Our Field of Activity. BDO Israel has the ability to understand our industry, including to identify significant risks and issues as part of its audit process, and to provide an appropriate and adequate response to any identified risks and issues, taking into account our industry and our status as a public company;

(5)	Reasonable Proposed Remuneration. The compensation proposed for BDO Israel’s services was deemed by our audit committee to be suitable and appropriate based upon the scope and complexity of the audit of our company’s financial statements; and

(6)	Auditor Independence. Our management has inquired, and our audit committee has verified, various aspects of the independence of BDO Israel, and has determined that BDO Israel’s independence from our company, as well as its policies and processes that it implements for ensuring adherence to the rules of independence, are appropriate.

On June 13, 2024, the Board accepted that recommendation of the audit committee and resolved that it is in the best interests of the Company, subject to the approval of the Company’s shareholders at the Meeting, to replace the current auditor and to appoint the new auditor to audit the Company’s financial statements for the fiscal year ending December 31, 2024, and to serve until the next annual general meeting of the shareholders of the Company.

The shareholders shall be also requested at the Meeting to authorize the Board (subject to the approval by the Audit Committee) to fix the compensation of our independent auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of  Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as the Company’s independent public auditors for the fiscal year ending December 31, 2024, be, and it hereby is, approved, and that the Board be, and it hereby is, authorized, with power of delegation to the Audit Committee, to fix the compensation of such independent public auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy and voting on this matter is necessary for the approval of the foregoing resolution.

SEC-Mandated Disclosures for Non-Renewal of Current Auditor

As described above, the proposed replacement of our auditor was entirely a result of our required compliance, as an affiliated company of Asseco, with the EU directive mandating auditor rotations every ten years. As such, our proposed replacement of EY Israel did not result from any disagreement between EY Israel and our Company and was agreed upon by both parties. On the contrary, we would like to thank EY Israel for the high-quality audit, support and professional handling of our audits throughout its terms of service as our independent auditor.

EY Israel’s report on our consolidated financial statements for each of the past two years (the years ended December 31, 2023 and 2022) did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

EY Israel’s report on the effectiveness of internal control over financial reporting dated May 13, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over the financial reporting as of December 31, 2023 as a result of material weakness. As of December 31, 2023 we did not retain complete documentation as evidence for performing certain (i) business processes controls (including automated and IT-dependent manual) (ii) sufficiently precise management review controls and (iii) evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”). As a result, the Company could not monitor and oversee the completion of its assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner. There were no disagreements with EY Israel about this self-identified material weakness. Furthermore, EY Israel’s report on the effectiveness of internal control over financial reporting dated May 11, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over the financial reporting as of December 31, 2022 as a result of material weakness. As of December 31, 2022, we did not have adequate trained resources to retain sufficient and precise documentation as evidence for performing business processes controls (including automated and IT-dependent manual), management review controls, and evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”). As a result, the Company could not monitor and oversee the completion of its assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner. There were no disagreements with EY Israel about this self-identified material weakness.

In addition to not having any disagreements with our current auditor during the years ended December 31, 2023 and 2022, and in the interim period from the start of 2024 to the current time, we have also not had any of the following events occur between us and our current auditor during those periods of time:

(A) our current auditor having advised us that information has come to its attention that has led it to no longer be able to rely on our management’s representations, or that has made it unwilling to be associated with the financial statements prepared by our management;

(B) (1) our current auditor having advised us of the need to expand significantly the scope of its audit, or that information has come to its attention that if further investigated may:

(i) materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii) cause it to be unwilling to rely on our management’s representations or be associated with our financial statements; and

(2) due to the current auditor’s dismissal, or for any other reason, the current auditor did not so expand the scope of its audit or conduct such further investigation; or

(C)  (1) The current auditor’s having advised us that information has come to its attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the current auditor’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

(2) Due to the current auditor’s dismissal, or for any other reason, the issue has not been resolved to the current auditor’s satisfaction prior to its dismissal.

Prior to our prospective engagement of BDO Israel, we (including anyone on our behalf) have not consulted BDO Israel regarding: either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with EY Israel or a reportable event (as described above with respect to EY Israel).

As is required under the rules of the SEC, we have provided to EY Israel a copy of the disclosures we are making in this part of Proposal 5 (under the heading “SEC-Mandated Disclosures for Non-Renewal of Current Auditor”) and have requested that EY Israel furnish to us a letter addressed to the SEC stating whether it agrees with the statements made by us in this Proposal 5 and, if not, stating the respects in which it does not agree. That letter is attached as Appendix A to this Proxy Statement.

Companies Law-Mandated Procedures for Change of Auditor

Under the Companies Law, when the non-renewal of the term of an auditor of a public company (or the replacement of such auditor), is brought for approval of a company’s shareholders, that auditor must be given reasonable opportunity to present its position regarding such non-renewal to the company’s audit committee, in addition to being invited to present its position at the meeting of shareholders. Our current auditor has been afforded the opportunity to present its position to the audit committee of our Board and to the Meeting regarding the non-renewal of its term, and has waived such right in accordance with Sections 162(b) and 164(a) of the Companies Law, respectively.

BDO Israel has advised the Company that the firm does not have any direct or indirect financial interest in the Company and has not had any such interest in the Company during the past three fiscal years.

Auditor Fees in Last Two Fiscal Years

For a summary of the fees for professional services (consisting of audit fees, and tax and other fees) rendered to us by EY Israel for the years ended December 31, 2022 and 2023, please see Item 16C. “Principal Accountant Fees and Services” of our annual report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on May 13, 2024, which information is incorporated by reference in this Proposal 5.

Proposed Resolutions

The Board recommends that the shareholders of the Company adopt the following resolutions at the Meeting pursuant to Proposal 3:

“RESOLVED, that Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, be, and hereby is, replaced, and Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, be, and hereby is, appointed as the Company’s independent auditor for the fiscal year ending December 31, 2024, and for the additional period until the next annual general meeting of the shareholders of the Company; and be it

“FURTHER RESOLVED, that the Company’s Board of Directors, with power of delegation to the audit committee thereof, be, and hereby is, authorized to determine the remuneration of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, in accordance with the volume and nature of such firm’s services.”

Required Majority

The approval of Proposal 5 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that shareholders vote “FOR” the replacement of our current auditor and the appointment of our new auditor pursuant to Proposal 5.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2023 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

The 2023 Form 20-F, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2023, which was filed with the SEC on May 13, 2024, is available on our website at www.magicsoftware.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

Dated: June 24, 2024

APPENDIX A

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax:+972-3-5622555 ey.com

June 24, 2024

Office of the Chief Accountant

Securities and Exchange Commission I 00 F Street, NE

Washington, D.C. 20549 Ladies and Gentlemen:

Kost Forer Gabbay & Kasierer

144 Menachem Begin St. Tel-Aviv 6492102, Israel

We have read the statements under the heading “SEC-Mandated Disclosures.for Non-Renewal of Current Auditor” included in Exhibit No. 99.l in the Report of Foreign Private Issuer on Form 6-K of Magic Software Enterprises Ltd. to be furnished to the Securities and Exchange Commission on June 24, 2024, and are in agreement with the statements contained therein as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ Kost, Forer, Gabbay & Kasierer
KOST, FORER, GABBAY & KASIERER
A Member of EY Global

Tel Aviv, Israel